

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 13, 2006

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

>   **Re: Puda Coal, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed December 16, 2005**
>   **File No. 333-130380**

Dear Mr. Ming:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.   It appears that the name Puda is being used to refer to different things. Sometimes, it appears that you are referring to the registrant and other times, it appears that you are referring to its affiliates. Revise this and any other similar inconsistencies throughout the filing.

3.   Please include a statement advising dealers as to their prospectus delivery obligation, as required by Item 502(b) of Regulation S-B.

4.   We note several blank spaces throughout the filing, including those on pages 23 and ii-1, regarding information you are not entitled to omit under Rule 430A. Revise to include the missing information.

5.   File as exhibits all material contracts. In this regard, we note that you mention on page 24, a voting agreement entered into by KRM Fund and each Puda BVI members, and on page 28, an agreement whereby Puda Group agreed to pay all the tax liabilities of Puda. Neither agreement appears to have been filed. We may have additional comments once you file all omitted agreements.

Summary, page 2

Overview, page 2

6.   We note the following statements:
     - "We are a leading supplier of China's high grade metallurgical coking coal, which is used to make coke for purposes such as steel manufacturing…. [W]e believe, based on our knowledge of our compentitors' capacity, that we are currently the largest coking coal cleaning company in Shanxi Province in terms of capacity and we believe that we will have the largest cleaning capacity in Shanxi Province when our newly acquired coal washing facility an d our expanded facilities are fully operation"; and
     - "Puda markets the cleaned, high grade coking coal to some of China's largest coke and steel makers in its geographic market."

     We note similar statements in other parts of the prospectus.   It is not appropriate to make claims for which you do not have objective third party support. Delete these statements or provide us with support for these statements.

7. Please provide a diagram or chart which plots out the structure of your company and its affiliated entities.

8. Explain what you mean by "controlled affiliate" both in the second paragraph and in the chart we ask for above. We note that it is 100% owned by the Zhao brothers.

9. We note that you refer to yourself as "Puda Coal" and to Shanxi Puda Resources, your "controlled affiliate" as "Puda." We also note that most of the discussion in the filing is of Puda even though it appears that investors are not acquiring an equity interest in Puda. Please advise us of your basis for this presentation. See also our accounting comments on this matter.

10. In the last sentence, quantify the extent to which the Zhaos are "significant shareholders" of Puda Coal.

11. Expand the fifth paragraph to explain what you mean by a "preferred supply arrangement."

12. Expand the eighth paragraph to clarify the extent you have historically purchased coal from Puda Group. Clarify also your obligation or intent to do so in the future.

13. In the ninth paragraph, support or delete your "extensive experience in sourcing and mixing different quality raw coals."

14. Provide us with support for your statement that the "Shanxi provincial authorities are shutting down coal mines."

15. We note that you entered into a reverse merger during on July 15, 2005 wherein you acquired all of the outstanding capital stock and ownership interests of Puda BVI in exchange for issuance of 1,000,000 shares of Series A Convertible Preferred Stock which were converted into 67,850,000 post split shares on September 8, 2005, which coincides with the date that you changed your name from Purezza Group, Inc. to Puda Coal, Inc. We further note that Purezza Group, Inc. was considered a public shell at the time of the reverse merger, as disclosed in your Form 8-K filed on July 18, 2005. Please revise your disclosure i) under this heading, ii) within your Management's Discussion and Analysis, and iii) in the notes to your financial statements, to clearly explain the facts and circumstances surrounding this transaction so that the reader has a clear picture of your form of business prior to completion of the reverse merger. In this regard, it is not clear from your initial discussion under this section that your primary business operations were entered into effective September 8, 2005 and that the prior period discussion and financial results pertain to the entities you acquired that comprise the coal washing operations.

Industry and Competitive Factors, page 4

16. File the supply contracts referenced under "New Sales Volumes Already Contracted" as exhibits.

Risk Factors, page 5

17. Eliminate language that mitigates the risk you present. Examples include clauses, such as "there is no guarantee," "Puda may be unable," and "there can be no assurance."

18. Ensure that your captions refer to the particular risks that you face, rather than referring to generic risks that apply to all companies in general.

Significant Assets are Subject to a Lien held by a Related Party, page 9

19. Clarify that the Zhaos control both Puda and Puda Group so that, if they defaulted, they would be defaulting to themselves. Address here, and under "Certain Relationships and Related Transactions," possible conflicts of interest this presents and effect on the issuer.

Payment of Dividends, page 13

20. We note that all of your assets are located in China and your disclosures on page 13 regarding restrictions on your ability to pay dividends. Please provide parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Refer also to the September 27, 2004 Highlights of the AICPA International Practices Task Force meeting, located at:
http://www.aicpa.org/download/belt/2004_0927_IPTF_HLs.pdf.

No Foreseeable Dividends, page 16

21. Expand the discussion to indicate the historical dividends received by the Zhaos.

Significant Control of Puda Coal, page 16

22. Indicate the voting percentage held by KRM Fund.

Liability Prior to the Reverse Merger, page 17

23. Provide more information regarding the liabilities you reference here. Identify any specific liabilities that you are aware of and quantify those liabilities.

Use of Proceeds, page 17

24. Please revise to clarify the "general corporate purpose" for which you expect to use the cash that you may receive upon the exercise of the warrants. Refer to Item 504 of Regulation S-B.

25. Discuss the use of the proceeds received in the Regulation S offering.

Liability Prior to the Reverse Merger, page 17

26. We note that you retained all potential liabilities you might have incurred while operating the Phoslock product line as the Purezza Group, Inc. Please confirm, if true, that you have performed the appropriate analysis for this contingency in accordance with SFAS 5 and have accrued for any probable liabilities that you can reasonably estimate, in accordance with paragraph 8 of SFAS 5.

Selling Security Holders, page 17

Selling Security Holder Table, page 18

27. Expand the table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

28. Identify as underwriters all selling security holders who are registered broker-dealers, unless any such registered broker-dealers received their shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling security holders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

29. Please confirm, if true, that the $12,500,000 Notes and related warrants have not been issued as of September 30, 2005 or otherwise advise. In addition, please tell us how you have or will account for the issuance of these notes and related warrants. Please refer to new guidance on the Division of Corporation Finance's website concerning the classification and measurement of warrants and embedded conversion features, located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Plan of Distribution, page 21

30. We note that the selling security holders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Officers and Directors, page 23

31. Disclose the business activities of Jin Xia from 2000 through 2003.

32. Provide the disclosure required by Item 401(e) of Regulation S-B.

Certain Relationships and Related Transactions, page 27

33. Where applicable, disclose whether the terms of the listed transactions were equivalents to, or as favorable as, terms in transactions with non-affiliates.

34. Discuss in detail the reasons for the receivables and payables. Also explain what the land use rights entail, naming the property to which they apply, and state why Zhao Yao paid for such rights on behalf of Puda.

35. Provide subheadings for each transaction.

Business, 29

36. Provide disclosure required by subsections (b)(2), (b)(7), (b)(8), (b)(9) and (c) of Item 101 of Regulation S-B.

Corporate Structure, page 32

37. Explain in necessary detail the business reasons for structuring the company the way it has been structured.

Expansion, page 39

38. We note your statement, "Puda Group also owns the exclusive sales agency in Shanxi Province for automobiles produced by Hyundai Motor Company's joint venture in China." Discuss the relevance of this statement.

Employees, 42

39. You state that you have approximately 139 employees. Disclose whether all such employees are employed on a full-time basis or otherwise specify the number of full-time employees.

Management's Discussion and Analysis or Plan of Operation

40. Address your needs for liquidity on both a short and long term basis.

41. Ensure that you include a discussion of any known trends that have or are reasonably likely to have a material impact on your liquidity. For instance, on page 10 you discuss certain Chinese government measures that are likely to affect your results of operations and financial condition. Discuss whether such measures are likely to have a material impact on your liquidity. See Item 303(b)(1)(i).

Forward Looking Statements, page 42

42. Revise the reference to the Private Securities Litigation Reform Act. Note that you cannot rely on the safe harbor provided by the PSLRA because you are subject to the "penny stock" rules of the Securities Exchange Act of 1934.

Puda's Results of Operations, page 43

43. Where necessary, expand your discussion of the items listed under this caption to explain the reasons for any material changes. For example, we note that you state that your net revenue for the year ended December 31, 2004 increased $6.3 million, compared to the net revenue for the year ended December 31, 2003; however, you do not explain the reasons for such material increase.

44. In your discussion of Puda's results of operations, you sometimes refer to more than one component that contributed to a material change. Ensure that you quantify the amount of the change that was contributed by each of the factors or events that you identify. For example, in your discussion of net income from operations on page 44, you should quantify the impact of each of the items that contributed to the increase of such income, namely gross profit margin and net revenues. To the extent that there are any offsets to increases to which you refer, please quantify the amount of such offsets as well. See Section III.D of SEC Release 33-6835.

Description of Property, page 47

45. Disclose whether, in the opinion of your management, your properties are adequately covered by insurance. See Item 102(c)(6) of Regulation S-B.

Certain Relationships and Related Transactions, page 47

46. We note that you provide a similarly captioned section on page 27. Revise so that you do not provide duplicative information in your filing.

Market for Our Capital Stock, page 49

Holders, page 50

47. Disclose the approximate number of holders of record of your common stock, as required by Item 201 of Regulation S-B.

Dividend Policy, page 50

48. Indicate whether there are any prohibitions from the Chinese government regarding the payment of dividends to non-Chinese citizens.

Undertakings, II-3

49. Ensure that all applicable undertakings are included in your registration statement. In this regard, we note that you might be required to include the undertaking set forth in Item 512(f) of Regulation S-B, as you appear to have omitted some information in reliance on Rule 430A.

Signature page, page II-5

50. We note that you indicate that one of Zhao Ming's titles at Puda Coal is Chairman of the Board; however, on page 24, under the Officers and Directors caption, you identify Mr. Zhao as a director of Puda Coal. Please reconcile this inconsistency.

51. Properly identify all capacities in which each signatory is signing the registration statement.

Item 26. Recent Sales of Unregistered Securities, page II-1

52. You are not eligible to incorporate by reference. Revise the provide the required information in the registration statement.

Report of Independent Registered Public Accounting Firm, page F-2

53. We note that your independent accountant has opined on the financial statements of Shanxi Puda Resources Co., Ltd. Please tell us how this entity relates to the name of the business issuer identified on the cover page of your Form SB-2 and associated periodic filings (i.e. Puda Coal, Inc.).

Statements of Cash Flows, page F-6

54. We note your line item under investing activities entitled Payment for purchase of short term investments. We also note your disclosure on page F-7 that you classify marketable securities as trading securities. Please confirm, if true, that the amount

presented in your cash flow statement excludes securities that are classified as trading securities in accordance with paragraph 15 of SFAS 95 or otherwise advise. This comment also applies to your 2005 third quarter presentation on page F-24.

Note 1. The Company, page F-7

(j) Income Taxes, page F-9

55. We note your statement that "The Company reviewed the differences between tax basis under PRC tax laws and financial reporting under PRC GAAP and no material differences were found, thus, there were no deferred tax assets or liabilities as of December 31, 2003 and 2004 for the Company." Please tell us whether or not you have any differences between your tax basis under PRC tax laws and financial reporting under US GAAP and expand your disclosure accordingly.

(k) Revenue Recognition, page F-9

56. Please expand your revenue recognition policy and/or your disclosure to be consistent with the guidance in SAB Topic 13. In this regard, ensure that your disclosure clearly states how the criteria are met based on the specific terms of the transactions that generate your revenue. In general, we believe that revenue generally is realized or realizable and earned when all of the following criteria are met:
   - Persuasive evidence of an arrangement exists;
   - Delivery has occurred or services have been rendered;
   - The seller's price to the buyer is fixed or determinable; and
   - Collectibility is reasonably assured.

Note 5. Related Party Transactions, page F-11

57. We note that you entered into an agreement with Puda Group on April 25, 2005 wherein Puda Group "agreed to pay all the tax liabilities (including surcharges and penalties) of the Company with retrospective effect from its establishment to December 31, 2004." Please explain the business purpose of this arrangement and whether or not you are liable for the amounts paid on your behalf by Puda Group.

Note 14. Taxation, page F-16

58. If material, please provide the type of differences that result in the effective tax rate in accordance with paragraph 47 of SFAS 109. This comment also applies to the disclosure surrounding your fiscal quarter ended September 30, 2005, as shown on page F-30.

Unaudited Consolidated Statement of Changes In Stockholders' Equity, page F-23

59. Please expand your disclosure to clearly explain the facts and circumstances surrounding the issuance of 100,000 shares during the first nine months ended September 30, 2005.

Unaudited Consolidated Statements of Cash Flows, page F-24

60. Please reconcile the amount shown as Additional paid-in capital under financing activities to the Unaudited Consolidated Statement of Changes in Stockholders' Equity on page F-23 or otherwise explain.

Financial Statements for the Nine Months Ended September 30, 2005

Note 1, The Company, page F-25

61. Please expand your discussion under this heading to provide the reader with a clear understanding of the ownership interest in each of the subsidiary/related entities within Puda Coal and their relationship to each other. In this regard, please identify the ownership interest that Puda Coal has in Putai and Puda. Please also make clear the ownership percentages owned by Zhao Ming and Zhao Yao in each of these entities. Please advise.

62. Please explain in detail why you have included the financial results of Puda for all periods. We may have further comment.

63. Please tell us where you have filed the Restructuring Agreements you entered into on June 24, 2005 as we are unable to locate them. In addition, please add disclosure to explain the ramifications to any party wishing to terminate these agreements.

Form 8-K filed July 18, 2005

(b) Pro forma financial information, page 31

64. We note your disclosure that you intended to provide pro forma financial statements of Puda, Puda BVI and Putai as of December 31, 2004, and for the period ended December 31, 2004. As we are unable to locate the pro forma financial statements and related disclosures, please tell us where you have filed this information or otherwise indicate how you have complied with Rule 310(d) of Regulation S-B to provide pro forma financial information showing the effects of the acquisition of an acquired business.

Engineering Comments

Raw Coal Supply, page 35

65. The fourth paragraph of this section refers to the proven reserves of the Jucai Coal Company's proven reserves of 80 million metric tons (MT) and other companies not directly controlled by Puda Coal Inc. Please do not disclose reserves of affiliated companies as these reserves cannot be adequately reviewed as part of your filing.

66. The twelfth paragraph of the section describes purchase pricing arrangements and discounts for the raw coal purchased as a feedstock and the salable clean coal sold. Disclose the annual average raw coal cost-ranges per ton and the sales price-ranges per ton of the cleaned coal as allowed by the Price Administration Bureau (PAB) for your products over the last 5 years.

Index to Financial Statements, page F-1

67. Please include the page numbers to the financial statement index page.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ken Schuler, Mining Engineer, (202), at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gabel (via facsimile)
        J. Davis
        J. Goeken
        K. Schuler
        C. Moncada-Terry

Mr. Zhao Ming
Puda Coal, Inc.
January 13, 2006
Page 13